Exhibit 99.28

Mailing Address: PO Box 9431 Stn Prov Govt Victoria BC V8W 9V3 www.corporateonline.gov.bc.ca	Location: 2nd Floor - 940 Blanshard Street Victoria BC 1 877 526-1526

CERTIFIED COPY
Of a Document filed with the Province of British Columbia Registrar of Companies

Notice of Articles
BUSINESS CORPORATIONS ACT	CAROL PREST

This Notice of Articles was issued by the Registrar on: August 14, 2019 02:09 PM Pacific Time

Incorporation Number:	BC1215533

Recognition Date and Time:	Incorporated on July 8, 2019 02:07 PM Pacific Time

NOTICE OF ARTICLES

Name of Company:

BESPOKE CAPITAL ACQUISITION CORP.

REGISTERED OFFICE INFORMATION

Mailing Address:	Delivery Address:
SUITE 2600, THREE BENTALL CENTRE	SUITE 2600, THREE BENTALL CENTRE
595 BURRARD STREET, P.O. BOX 49314	595 BURRARD STREET, P.O. BOX 49314
VANCOUVER BC V7X 1L3	VANCOUVER BC V7X 1L3
CANADA	CANADA

RECORDS OFFICE INFORMATION

Mailing Address:	Delivery Address:
SUITE 2600, THREE BENTALL CENTRE	SUITE 2600, THREE BENTALL CENTRE
595 BURRARD STREET, P.O. BOX 49314	595 BURRARD STREET, P.O. BOX 49314
VANCOUVER BC V7X 1L3	VANCOUVER BC V7X 1L3
CANADA	CANADA

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DIRECTOR INFORMATION

Last Name, First Name, Middle Name:
Koederitz, Candice

Mailing Address:	Delivery Address:
11839 DURRETTE DR.	11839 DURRETTE DR.
HOUSTON TX 77024	HOUSTON TX 77024
UNITED STATES	UNITED STATES

Last Name, First Name, Middle Name:
Berner, Rob

Mailing Address:	Delivery Address:
68 JOHN STREET	68 JOHN STREET
GREENWICH CT 06831	GREENWICH CT 06831
UNITED STATES	UNITED STATES

Last Name, First Name, Middle Name:
Proctor, Tim

Mailing Address:	Delivery Address:
PO BOX 52385	3426 RUGBY ROAD
DURHAM NC 27717	DURHAM NC 27707
UNITED STATES	UNITED STATES

Last Name, First Name, Middle Name:
Caldini, Peter

Mailing Address:	Delivery Address:
2128 TUCKERBUNN DR.	2128 TUCKERBUNN DR.
CHARLOTTE NC 28270	CHARLOTTE NC 28270
UNITED STATES	UNITED STATES

Last Name, First Name, Middle Name:
Harms, Mark

Mailing Address:	Delivery Address:
1321 CLYDESDALE AVENUE	1321 CLYDESDALE AVENUE
WELLINGTON FL 33414	WELLINGTON FL 33414
UNITED STATES	UNITED STATES

Last Name, First Name, Middle Name:
Geoff, Parkin

Mailing Address:	Delivery Address:
6 FAIRLAWN PARK	6 FAIRLAWN PARK
WINDSOR, BERKSHIRE SL4 4HL	WINDSOR, BERKSHIRE SL4 4HL
UNITED KINGDOM	UNITED KINGDOM

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Last Name, First Name, Middle Name:
Starkey, Ian

Mailing Address:	Delivery Address:
BAKEHOUSE BARN	BAKEHOUSE BARN
DINGLE LANE	DINGLE LANE
NETHER WHITACRE, WARWICKSHIRE B46 2EE	NETHER WHITACRE, WARWICKSHIRE B46 2EE
UNITED KINGDOM	UNITED KINGDOM

Last Name, First Name, Middle Name:
Walsh, Paul

Mailing Address:	Delivery Address:
COMPASS HOUSE	COMPASS HOUSE
GUILDFORD STREET	GUILDFORD STREET
CHERTSEY, SURREY KT16 9BQ	CHERTSEY, SURREY KT16 9BQ
UNITED KINGDOM	UNITED KINGDOM

RESOLUTION DATES:

Date(s) of Resolution(s) or Court Order(s) attaching or altering Special Rights and Restrictions attached to a class or a series of shares:

August 8, 2019

AUTHORIZED SHARE STRUCTURE

1.	No Maximum	ClassB Shares	Without Par Value

With Special Rights or
Restrictions attached

– – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – –

2.	No Maximum	Common Shares	Without Par Value

With Special Rights or
Restrictions attached

– – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – –

3.	No Maximum	Proportionate Voting Shares	Without Par Value

With Special Rights or
Restrictions attached

– – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – –

4.	No Maximum	Class A Restricted Voting Shares	Without Par Value

With Special Rights or
Restrictions attached

– – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – –

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